

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

J. Francisco Terreforte
Chief Executive Officer
Expertelligence, Inc.
2101 Vista Pkwy
Ste 292
West Palm Beach, FL 33411

> **Re:** **Expertelligence, Inc.**
> **Form 10-K and Forms 10-K/A for the Year Ended September 30, 2010**
> **Filed January 13, 2011; February 16, 2011 & February 28, 2011**
> **File No. 001-16851**

Dear Mr. Terreforte

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        /s/ Kathleen Collins

        Kathleen Collins
        Accounting Branch Chief